H.J. Heinz Holding Corporation

Registration Statement on Form S-4

File No. 333-203364

Via EDGAR and by courier

May 26, 2015

Dear Ms. Nguyen:

H.J. Heinz Holding Corporation (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-4 filed with the Commission on April 10, 2015 (File No. 333-203364) (the “Registration Statement”). This letter, together with Amendment No. 2, provides the Company’s responses to the comments contained in your letter dated May 22, 2015 (the “Comment Letter”), relating to Amendment No. 1 to the Registration Statement filed on May 18, 2015 (“Amendment No. 1”).

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Five clean copies of Amendment No. 2, and five copies that are marked to show changes from Amendment No. 1, are enclosed for your convenience with five copies of this letter. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 2.

* * *

General

1.	We note your response to our prior comment 20 and the disclosures on page 63. We note that Centerview and Bain reviewed with the Kraft board a joint overview with each of their perspectives with respect to value creation and synergies expected from the transaction compared with the 2015 Financial Plan and the Upside Case of the 2015 Financial Plan. Please revise your disclosure to specify the material synergies which were discussed and briefly describe the substance of the comparison, and any other material discussions provided by Bain at the March 22, 2015 board meeting. Please also provide the disclosure regarding material past relationships and compensation pursuant to Item 1015(b)(4) of Regulation M-A and include the consent of Bain for the disclosures. For guidance, refer to Rule 436 and Securities Act Rules Compliance and Disclosure Interpretation 233.02, available on our website.

In response to the Staff’s comment, the Company has revised its disclosure on pages 61, 63, 69, 79 and 80 of Amendment No. 2 to remove all references in the Registration Statement to Bain. The Company believes that Item 4(b) of Form S-4 and Rule 436 are not applicable to Bain in connection with the Registration Statement.

The Company advises the Staff that it has been informed by Kraft that Kraft engaged Bain in a limited support role to assist Kraft in financial due diligence, primarily by reviewing Heinz financial information and potential cost synergies from the transaction identified by Heinz. Bain did not provide any services beyond that limited role. Bain’s role at the March 22 Kraft board meeting was limited to updating the Kraft board on the due diligence review it conducted and had previously discussed with Kraft management and Centerview. The Company and Kraft believe that the description of the March 22, 2015 Kraft board meeting in Amendment No. 2 reflects the material discussions at that meeting. In addition, any material due diligence related adjustments to the Heinz financial information or potential cost synergies resulting from the transaction have already been disclosed in the Registration Statement. Please see pages 63, 65, 69 and 77, and 79 of Amendment No. 2 in the sections entitled “The Merger—Background of the Merger,” “The Merger—Recommendation of the Kraft Board; Kraft’s Reasons for the Merger,” “The Merger—Opinion of Kraft’s Financial Advisor” and “The Merger—Certain Forecasts,” respectively, for further details.

Kraft has advised the Company that while additional opportunities from the transaction in the form of revenue synergies may have been discussed with the Kraft board, given the uncertainty in achieving them, they were (i) not a material factor in the Kraft board’s consideration of the transaction and (ii) not taken into account in Centerview’s analysis of the fairness, from a financial point of view, of the consideration to be received by Kraft shareholders. Accordingly, the Company and Kraft do not believe any additional disclosure in the Registration Statement with respect to potential revenue synergies is necessary.

The Company respectfully confirms to the Staff that it is fully aware of its obligations under the federal securities laws to provide adequate and accurate disclosure in the Registration Statement, and believes that its disclosure fully complies with this obligation.

The Merger, page 53

Background of the Merger, page 56

2.	We note your response to our prior comment 11 and your disclosure on page 58 to the effect that representatives of Centerview disclosed orally to Kraft’s board on March 2, 2015 information regarding Centerview’s financial advisory and other relationships with the parties to the potential transaction. Please revise to clarify when Mr. Cahill first became aware of these matters, including whether it was at the same Kraft board meeting on March 2. Based on the revised disclosures, it appears that he first requested Centerview’s assistance with matters related to Heinz on January 20, 2015. Additionally, we note that on February 9, 2015 the Kraft board discussed the selection of the advisors and approved the engagement of Centerview. Please clarify.

In response to the Staff’s comment, the Company has revised its disclosure on pages 56, 58 and 60 of Amendment No. 2.

3.

At the February 9, 2015 Kraft board meeting, you indicate in part that Mr. Cahill “informed the Kraft board that Kraft senior management had approached Centerview, as a potential financial advisor….” It is unclear whether the underlined reference is to Mr. Cahill or to others. We refer you to our prior comment 12, in which we requested you to provide additional clarity regarding the imprecise references to “senior management.” It appears from some of the revised disclosures that you previously referred to Mr. Cahill (apparently acting alone) as “members of Kraft senior management” or “senior management.” Please revise to eliminate any remaining ambiguity.

In response to the Staff’s comment, the Company has revised its disclosure on pages 57, 58 and 63 of Amendment No. 2.

Opinion of Kraft’s Financial Advisor, page 68

Summary of Centerview’s Financial Analysis, page 70

Selected Transaction Multiples Analysis – Kraft, page 73

4.	Please revise to disclose the data underlying the analysis and show how that information resulted in the multiples disclosed. For example, disclose the implied enterprise values and the EBITDA information for each transaction which is the basis for the multiples disclosed on page 74.

In response to the Staff’s comment, the Company has revised its disclosure on pages 73 and 74 of Amendment No. 2.

Other Related Agreements, page 110

Shareholders’ Agreement, page 111

5.	We note your response to our prior comment 16, including the revised disclosure on page 84, where you indicate that the parties will enter into the shareholders’ agreement “upon the closing of the merger.” Given the potential significance of that agreement to shareholders, please include it as an annex the form of that agreement (or the final version, if it becomes available prior to effectiveness). Alternatively, please file it as an exhibit.

In response to the Staff’s comment, the Company has added the form of shareholders’ agreement as Annex F to Amendment No. 2.

Executive Compensation, page 199

Elements of Compensation Program, page 199

Annual Performance-Based Incentives, page 200

6.	We note your response to our prior comment 41. We note that you have mentioned on page 201 “‘Management by Objective’ goals that are tracked through objective quantitative metrics, which we refer to as ‘Key Performance Indicators.’” Please enhance your disclosure by explaining what these metrics were for each NEO, and by explaining how each NEO’s performance compared to the metrics. We note that you have disclosed on page 202 the overall, aggregate “performance score” for each NEO, but you have not provided an explanation of the metrics and each NEO’s performance relative to the metrics.

In response to the Staff’s comment, the Company has revised its disclosure on pages 201-03 of Amendment No. 2.

Material U.S. Federal Income Tax Consequences, page 224

7.	It appears that you have filed drafts of short-form tax opinions as Exhibits 8.1 and 8.2 and the tax opinions are located on pages 225 and 226. We further note the following statement on page 225:

The obligations of Kraft, on the one hand, and Heinz, on the other hand, to complete the merger are conditioned, respectively, on Kraft’s receipt of a written opinion from Sullivan & Cromwell LLP, tax counsel to Kraft, and Heinz’s receipt of a written opinion from Cravath, Swaine & Moore LLP, tax counsel to Heinz, each to the effect that for U.S. federal income tax purposes, the merger and the subsequent merger will be treated as a single integrated transaction that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

However, the opinions in the last two bulleted points on page 224 state that the merger and subsequent merger “should be treated as a single integrated transaction [emphasis added].” Furthermore, no opinion is expressly stated as to whether these transactions “will qualify as a ‘reorganization’ within the meaning of Section 368(a) of the Code.” This appears to create uncertainty as to whether the tax opinions that are described as being conditions to completion of the merger have actually been delivered. Please revise as appropriate.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 24 and 226 of Amendment No. 2.

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page F-31

8.	We have considered the information provided in response to our prior comments 45 and 46. Please expand your footnote disclosure to provide an explanation, similar to that provided in your response, to address the nature of the reconciling items in “Tax on income of foreign subsidiaries” and “Tax exempt income” within the tax rate reconciliation on page F-33. Refer to FASB ASC 740-10-50-12.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-33 and F-34 of Amendment No. 2.

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Please contact Eric L. Schiele at (212) 474-1788 or Jonathan L. Davis at (212) 474-1268 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Eric L. Schiele                                    /s/ Jonathan L. Davis

Eric L. Schiele                                         Jonathan L. Davis

Loan Lauren P. Nguyen

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Copies to:

Norman von Holtzendorff

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Timothy S. Levenberg

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Jennifer O’Brien

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Shannon Buskir

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Paulo Basilio

Chief Financial Officer

H.J. Heinz Holding Corporation

One PPG Place, Suite 3200

Pittsburgh, Pennsylvania 15222

Dan F. Shaw

Senior Vice President and General Counsel

H.J. Heinz Holding Corporation

One PPG Place, Suite 3200

Pittsburgh, Pennsylvania 15222

Audra D. Cohen

Partner, Sullivan & Cromwell LLP, Counsel to Kraft

125 Broad Street

New York, New York 10004

Annex A

The undersigned hereby acknowledges on behalf of H.J. Heinz Holding Corporation that in connection with the Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: May 26, 2015

H.J. Heinz Holding Corporation,
by
/s/ Dan F. Shaw
Dan F. Shaw Senior Vice President and General Counsel